EXHIBIT 99.47

MATERIAL CHANGE REPORT
DATED DECEMBER 3, 2010

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia   V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

November 26, 2010

3.	Press Release

The press release was released on November 26, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

See attached press release for details.

5.	Full Description of Material Change

See attached press release for details.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

December 3, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	November 26, 2010

TASMAN CLOSES FINAL TRANCHE FINANCING

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF.  Mr Mark Saxon, President & CEO, announces that all documentation has been received and filing made with the TSX Venture Exchange to obtain final approval for closing of the second and last tranche of its non-brokered private placement financing announced on October 29, 2010 (the “Financing”).  The Company will be issuing to one strategic institutional investor 1,666,666 units at a price of $1.50 per unit for total gross proceeds of $2,500,000.  Each unit consists of one common share and one-half share purchase warrant.  Each whole warrant entitles holders to purchase one additional common share at a price of $1.85 per share for a period of two years expiring on November 26, 2012.

All securities issued under the Financing have a four-month hold period expiring on March 27, 2011.

In total, together with the first tranche closing announced on November 18, 2010, the Company has raised an aggregate of $7.5 million. The net proceeds will be used to fund Tasman’s exploration programs and for general working capital.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN